UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401 (k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and for the

Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and for the

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

ATH Holding Company, LLC

We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 22, 2012

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments at fair value	$3,253,069,311	$3,205,669,956

Receivables:
Contribution receivable from employer	8,225,980	12,576,490
Contribution receivable from participants	20,075	44,042
Notes receivable from participants	127,119,066	123,500,584
Due to broker for investment transactions, net	(2,000)	—

Net assets available for benefits	$3,388,432,432	$3,341,791,072

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends	$66,783,861
Interest income on notes receivable from participants	5,980,801
Contributions:
Participants	180,982,990
Rollovers	8,401,834
Employer	89,538,126

Total additions	351,687,612

Deductions
Net depreciation in fair value of investments	44,771,964
Benefit payments and withdrawals	258,634,744
Administrative fees	1,639,544

Total deductions	305,046,252

Net increase in net assets available for benefits	46,641,360
Net assets available for benefits at beginning of year	3,341,791,072

Net assets available for benefits at end of year	$3,388,432,432

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined-contribution plan, which was established to provide savings opportunities for employees of WellPoint, Inc. (“WellPoint”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of WellPoint, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

Contributions

Participants may make voluntary pretax contributions of 1% to 60% of eligible compensation annually, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Eligible employees who do not make an election within 30 days of their date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation. After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. Prior to January 1, 2011, the Plan Sponsor matched up to 100% of the first 6% of the Participant’s eligible compensation. The Plan Sponsor match is contributed as a pretax contribution.

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants direct their elective contributions into various investment options offered by the Plan, including the WellPoint Stock Fund and a brokerage option account. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.

Vesting

Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pretax contributions, rollovers, pre-2006 employer match, and income allocated to the pretax contribution account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pretax account are suspended for the six months following a hardship withdrawal from a Participant’s pretax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, after attaining age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.

Forfeitures

Forfeitures of terminated nonvested account balances totaling $192,576 and $131,929 remained in the Plan as of December 31, 2011 and 2010, respectively. Forfeitures of $14,093 were used to reduce Plan Sponsor contributions during 2011.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.

Administration of the Plan

Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.

The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to require a number of additional disclosures regarding fair value measurements. Effective January 1, 2011, ASU 2010-06 requires that information regarding the purchases, sales, issues and settlements of Level III assets and liabilities be presented on a gross basis. The Plan adopted the amended guidance effective December 31, 2011. The adoption did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. (“ASU 2011-04”), which amends ASC 820 to clarify the application of existing fair value measurement and disclosure requirements and to require expanded disclosures regarding fair value measurements. The amended guidance became effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments of the Plan are recorded at fair value. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2011	2010
The Vanguard Group mutual funds:
Prime Money Market Fund	$479,224,720	$470,254,510
Institutional Index Fund	455,734,903	462,061,081
Total Bond Market Index Fund	349,565,745	329,512,804
Wellington Fund	250,267,303	241,561,772
Total International Stock Index Fund	231,540,946	278,962,477
PRIMECAP Fund	198,922,424	213,892,637
Extended Market Index Fund	172,727,190	186,856,749
Target Retirement 2025 Fund	170,356,142	*

WellPoint Stock Fund	207,374,009	184,228,378

*	Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

During the year ended December 31, 2011, the Plan’s investments, including investments bought, sold, and held during the year, appreciated (depreciated) as follows:

Mutual funds	$(75,339,803)
WellPoint Stock Fund	30,567,839

Net depreciation of investments	$(44,771,964)

Prior to December 31, 2010, the Plan maintained the Custom Blended Fund. The assets of the Custom Blended Fund consisted of a group annuity contract with Principal Life Insurance Company and cash equivalents held in the Vanguard Group Prime Money Market Fund (the “Prime MM Fund”). The annuity was paid to the Plan in annual installments through December 31, 2010, with proceeds reinvested in the Prime MM Fund.

4. Employee Stock Ownership Plan (ESOP)

Effective August 15, 2011, the Plan was amended to designate the portion of a Participant’s account held in the WellPoint Stock Fund as an ESOP and the account is considered an eligible individual account plan as defined by ERISA. WellPoint, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Employee Stock Ownership Plan (ESOP) (continued)

Put Option

In accordance with IRS regulations, WellPoint, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the WellPoint stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.

Dividends Paid on WellPoint, Inc. Stock

Any cash dividends paid to the Participant’s account will be reinvested in the WellPoint Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.

5. Fair Value of Investments

ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements.

Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Transfers between Levels, if any, are recorded as of the date the transfer occurred.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Fair Value of Investments (continued)

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Mutual funds: Valued at quoted market prices, which represent net asset value (“NAV”), of shares held by the Plan at year end.

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.

The WellPoint Stock Fund is a unitized fund that invests in WellPoint, Inc. common stock. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.

Group annuity contract: Valued at fair value by discounting the related cash flows based on the guaranteed yield to maturity of the contract. As of December 31, 2010, all funds invested in the group annuity contract were transferred to Vanguard, thus all funds have now been moved to the Prime MM Fund, a mutual fund.

Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Fair Value of Investments (continued)

A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

	Level I	Level II	Level III	Total
December 31, 2011
Mutual funds:
Money market	$481,667,380	$—	$—	$481,667,380
Domestic equities	1,453,072,152	—	—	1,453,072,152
International equities	234,464,926	—	—	234,464,926
Fixed income	382,292,688	—	—	382,292,688
Life cycle	494,085,295	—	—	494,085,295
Equity securities	32,558	—	—	32,558
WellPoint Stock Fund	—	207,374,009	—	207,374,009
Life insurance contracts	—	—	80,303	80,303

Total	$3,045,614,999	$207,374,009	$80,303	$3,253,069,311

	Level I	Level II	Level III	Total
December 31, 2010
Mutual funds:
Money market	$472,483,500	$—	$—	$472,483,500
Domestic equities	1,489,281,557	—	—	1,489,281,557
International equities	282,393,643	—	—	282,393,643
Fixed income	336,446,024	—	—	336,446,024
Life cycle	440,709,830	—	—	440,709,830
Equity securities	48,021	—	—	48,021
WellPoint Stock Fund	—	184,228,378	—	184,228,378
Life insurance contracts	—	—	79,003	79,003

Total	$3,021,362,575	$184,228,378	$79,003	$3,205,669,956

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Fair Value of Investments (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2011 and 2010 is as follows:

	Group Annuity Contract	Life Insurance Contracts
Year ended December 31, 2011:
Beginning balance at January 1, 2011	$—	$79,003
Unrealized gains relating to assets held at end of year	—	777
Purchases	—	523

Ending balance at December 31, 2011	$—	$80,303

Year ended December 31, 2010:
Beginning balance at January 1, 2010	$12,211,821	$85,952
Interest income	423,787	—
Distributions	—	(6,949)
Dispositions	(12,635,608)	—

Ending balance at December 31, 2010	$—	$79,003

There were no transfers between Levels I and II during 2011 or 2010. The group annuity contract annual installment received December 31, 2010 was invested in the Prime MM Fund and is shown as a disposition.

6. Related-Party Transactions

As of December 31, 2011, the Plan owned approximately 3,091,873 shares of WellPoint common stock with a fair value of $204,836,586. During 2011, the Plan had net sales of WellPoint common stock totaling $8,662,157. Purchases related to dividends reinvested are excluded from the net sales amount.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated March 12, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

		EIN: 11-3713086
		Plan Number: 003

(a) (b)	(c)	(e)
Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current Value
Shares of registered investment companies

* Dimensional Fund Advisors	US Vector Portfolio	$96,920,710

* Touchstone Sands Capital	Select Growth Fund Class Y	70,267,895

* The Vanguard Group Mutual Funds

	Prime Money Market Fund	479,224,720

	Institutional Index Fund	455,734,903

	Total Bond Market Index Fund Investor Shares	349,565,745

	Wellington Fund Investor Shares	250,267,303

	Total International Stock Index Fund	231,540,946

	PRIMECAP Fund Investor Shares	198,922,424

	Extended Market Index Fund Investor Shares	172,727,190

	Target Retirement 2025 Fund	170,356,142

	Windsor II Fund Investor Shares	119,378,696

	Target Retirement 2035 Fund	113,382,777

	Target Retirement 2015 Fund	97,291,340

	Explorer Fund Investor Shares	74,544,933

	Target Retirement 2045 Fund	54,060,318

	Inflation-Protected Securities Fund Investor Shares	29,205,433

	Target Retirement Income	27,760,399

	Target Retirement 2020 Fund	13,139,969

	Target Retirement 2030 Fund	5,632,352

	Target Retirement 2010 Fund	4,698,562

	Target Retirement 2040 Fund	3,443,144

	Target Retirement 2050 Fund	2,082,408

	Target Retirement 2005 Fund	2,015,477

	Target Retirement 2055 Fund	222,405

		3,022,386,191

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

		EIN: 11-3713086
		Plan Number: 003

(a) (b)	(c)	(e)
Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and Par or maturity value	Current value
* WellPoint Stock Fund		207,374,009

Brokerage Option Accounts		23,228,808

* Notes receivable from participants	Interest rates range from 4.0% to 10.5%	127,119,066

American Mayflower Life Insurance Company	Individual life insurance cash surrender values	80,303

		$3,380,188,377

*	Party-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Randal L. Brown
Randal L. Brown
Chairman of the Pension Committee of ATH Holding Company, LLC

Date: June 22, 2012

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm